FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on February 4, 2009, by Panasonic Corporation (the registrant), announcing consolidated financial results for the third quarter and nine months ended December 31, 2008 (fiscal 2009).

2.	Supplemental consolidated financial data for the third quarter and nine months ended December 31, 2008 (fiscal 2009).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 6, 2009

February 4, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS THIRD QUARTER AND NINE-MONTH RESULTS

- Sales downturn led to a decrease in earnings -

Osaka, Japan, February 4, 2009 — Panasonic Corporation1 (Panasonic [NYSE symbol: PC]) today reported its consolidated financial results for the third quarter and nine months ended December 31, 2008, of the current fiscal year ending March 31, 2009 (fiscal 2009).

Consolidated Third-quarter Results

Consolidated group sales for the third quarter decreased 20% to 1,879.9 billion yen, from 2,344.6 billion yen in the same three-month period a year ago. Of the consolidated group total, domestic sales decreased 10% to 1,023.4 billion yen, from 1,138.3 billion yen a year ago. Overseas sales decreased 29% to 856.5 billion yen, from 1,206.3 billion yen in the third quarter of fiscal 2008.

The current financial crisis originated in the United States has spread across the world and the company’s outlook of the business environment has been extremely uncertain. The company’s business conditions have worsened particularly since last October, due mainly to the rapid appreciation of the yen, sluggish consumer spending worldwide and ever-intensified price competition. Under these severe circumstances, aiming at getting out of this difficult situation and getting growth back on original track, Panasonic is implementing initiatives for achieving further progress and strengthening management structure.

[1]	As of October 1, 2008, the company changed its name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.”

Regarding earnings, operating profit2 for the third quarter was down 84%, to 26.4 billion yen, from 165.4 billion yen in the same period a year ago. This decrease was due mainly to the negative effects of sales declines caused by a sharp downturn of consumer spending both in Japan and overseas, ever-intensified global price competition, rising prices for raw materials and a stronger yen. The company’s comprehensive cost reduction activities including materials costs and fixed costs were not sufficient to offset these negative factors. In other income (deductions), the company incurred impairment losses of tangible fixed assets. As a result of these and other factors, pre-tax income for this period turned to a loss of 59.1 billion yen, compared with a profit of 176.6 billion yen in the same period a year ago. Accordingly, net income turned to a loss of 63.1 billion yen, compared with a profit of 115.2 billion yen in the same quarter of the previous year.

Consolidated Nine-month Results

Consolidated group sales for the nine months ended December 31, 2008 decreased 9% to 6,223.7 billion yen, compared with 6,869.9 billion yen in the same nine-month period a year ago. Domestic sales amounted to 3,134.1 billion yen, down 6% from 3,326.1 billion yen in the previous year’s nine months, while overseas sales decreased 13% to 3,089.6 billion yen from 3,543.8 billion yen a year ago.

For reasons similar to those given for third quarter results, the company’s operating profit for the nine months decreased 34% to 254.5 billion yen, from 385.4 billion yen in the comparable period a year ago. In other income (deductions), the company incurred impairment losses of tangible fixed assets. These and other factors resulted in pre-tax income of 144.2 billion yen, down 60% from 364.2 billion yen in the same period a year ago. Net income decreased 70% to 65.4 billion yen, compared with 220.3 billion yen in the nine months of the previous year. The company’s net income per common share was 31.40 yen on a diluted basis, versus 103.65 yen in the nine months of last year.

[2]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 15.

Consolidated Nine-month Sales Breakdown by Product Category

The company’s nine-month consolidated sales by product category, compared with prior year amounts, are summarized as follows:

Digital AVC Networks3

Digital AVC Networks sales decreased 7% to 2,838.9 billion yen, from 3,051.5 billion yen in last year’s nine months. Within this category, despite increased sales of flat-panel TVs and DVD recorders, overall sales of video and audio equipment decreased 1% from the previous year’s nine months, due mainly to a sales decline of digital cameras and audio equipment.

In information and communications equipment, sluggish sales of PCs and peripherals, and automotive electronics led to a 13% decrease in overall sales.

Home Appliances

Sales of Home Appliances decreased 4% to 932.5 billion yen, compared with 972.9 billion yen in last year’s nine months, due mainly to sluggish sales of compressors, microwave ovens and electric lamps.

PEW and PanaHome4

Sales of PEW and PanaHome decreased 4% to 1,222.0 billion yen, from 1,277.4 billion yen last year. At Panasonic Electric Works Co., Ltd. (PEW)5 and its subsidiaries, sales decreased mainly in home appliances such as health-enhancing products, electronic and plastic materials, and automation controls. At PanaHome Corporation and its subsidiaries, steady demand for housing construction led to an increase in sales.

Components and Devices

Sales of Components and Devices were down 14% to 760.8 billion yen, compared with 881.4 billion yen in the same period of the previous year. Sluggish sales in general electronic components and semiconductors led to a decrease in overall sales.

Other

Sales of Other totaled 469.5 billion yen, down 7% from 506.2 billion yen in the same period a year ago, due mainly to a sales decline in factory automation equipment.

[3]	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”
[4]	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.
[5]	The name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works Co., Ltd. (PEW) as of October 1, 2008.

Consolidated Financial Condition

Net cash provided by operating activities in the fiscal 2009 nine months ended December 31, 2008 amounted to 123.9 billion yen. Despite an increase in inventories, this result was due mainly to cash inflows from net income, depreciation and a decrease in trade receivables. Net cash used in investing activities amounted to 355.6 billion yen. This was due primarily to capital expenditures for tangible fixed assets, mainly consisting of manufacturing facilities for priority business areas such as plasma and liquid crystal display panels, and semiconductors. Net cash used in financing activities was 198.2 billion yen. Major factors included the repurchase of the company’s own shares and the payment of cash dividends. All these activities resulted in cash and cash equivalents of 724.1 billion yen at the end of the third quarter of fiscal 2009, down 490.7 billion yen from the end of the last fiscal year (March 31, 2008).

The company’s consolidated total assets as of December 31, 2008 amounted to 6,590.9 billion yen, a decrease of 852.7 billion yen compared with the end of the last fiscal year. This result was due primarily to a decrease of cash and cash equivalents as a consequence of implementing capital investment and return to shareholders, and a decrease of investments and advances due to a decline in stock prices. Stockholders’ equity decreased 429.0 billion yen, compared with the end of the last fiscal year, to 3,313.3 billion yen as of December 31, 2008. This was due mainly to a decrease in accumulated other comprehensive income and an increase in treasury stock on repurchases of the company’s own shares.

Outlook for the Full Fiscal Year 2009

On November 27, 2008, the company announced a revision of financial results forecast for fiscal 2009, ending March 31, 2009. However, both domestic and overseas markets conditions have further deteriorated since then, therefore the company expects a further sales decrease. The company also expects a profit decrease due to changes in expected foreign exchange rates, caused by continuous appreciation of the yen. Considering these and other factors, including an additional implementation of business restructuring initiatives for improving profitability, Panasonic today announced a downward revision of the consolidated financial forecast for the full fiscal year 2009, ending March 31, 2009, from the previous forecast announced on November 27, 2008. Regarding net sales on a consolidated basis, the company has revised its previous forecast of 8,500 billion yen downward to 7,750 billion yen. Consolidated operating profit is expected to amount to 60 billion yen, down from the previous forecast of 340 billion yen. Consolidated income before income taxes 6 is forecast to be a loss of 380 billion yen, down from the previous forecast of a profit of 100 billion yen. Net income is now expected to be a loss of 380 billion yen, down from the previous forecast of a profit of 30 billion yen.

Outlook for the Year-end Dividend

Panasonic, in principle, distributes profits to shareholders based on its consolidated business performance, and will aim for stable and continuous growth in dividends, targeting a consolidated dividend payout ratio of between 30% and 40%. Regarding the year-end dividend, considering the downward revision of the fiscal 2009 financial forecast as mentioned above, the company plans to decrease the year-end dividend from 22.5 yen per common share to 7.5 yen per common share. Total dividends for fiscal 2009 ending March 31, 2009, including an interim dividend of 22.5 yen per common share paid November 2008, are expected to be 30.0 yen per common share, down from 35.0 yen per common share for fiscal 2008.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

[6]	Factors affecting the forecast for other income (deductions) of 440 billion yen (the difference between operating profit and income before income taxes) include 345 billion yen as business restructuring expenses and 78 billion yen as a write-down of investment securities. The business restructuring expenses of 345 billion yen, in particular, mainly consists of the expenditures related to the integration or the closure of the company’s operating sites in Japan and abroad, impairment losses of fixed assets and expenses associated with the employment structural reforms.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Income *

(Three months ended December 31)

	Yen (millions)		Percentage 2008/2007
	2008	2007
Net sales	¥1,879,940	¥2,344,565	80%
Cost of sales	(1,369,297)	(1,640,169)
Selling, general and administrative expenses	(484,281)	(539,004)
Interest income	5,939	9,128
Dividend income	4,616	3,895
Interest expense	(5,035)	(4,735)
Expenses associated with the implementation of early retirement programs **	(1,900)	(3,362)
Other Income (loss), net	(89,122)	6,272

Income (loss) before income taxes	(59,140)	176,590	—

Provision for income taxes	(25,243)	(47,036)
Minority interests	25,642	(11,062)
Equity in earnings (losses) of associated companies	(4,375)	(3,309)

Net income (loss)	¥(63,116)	¥115,183	—

Net income (loss), basic
per common share	(30.48) yen	54.49 yen
per ADS	(30.48) yen	54.49 yen
Net income, diluted
per common share	—	54.49 yen
per ADS	—	54.49 yen

(Parentheses indicate expenses, deductions or losses.)

* **	See Notes to consolidated financial statements on pages 15-17.

Supplementary Information

(Three months ended December 31)

	Yen (millions)
	2008	2007
Depreciation (tangible assets)	¥80,789	¥68,552
Capital investment ***	¥112,380	¥92,487
R&D expenditures	¥130,855	¥130,708

Number of employees (Dec. 31)	307,444	305,622

***	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Statement of Income *

(Nine months ended December 31)

	Yen (millions)		Percentage 2008/2007
	2008	2007
Net sales	¥6,223,651	¥6,869,870	91%
Cost of sales	(4,468,001)	(4,865,737)
Selling, general and administrative expenses	(1,501,134)	(1,618,747)
Interest income	20,684	26,443
Dividend income	10,847	9,463
Interest expense	(16,349)	(15,315)
Expenses associated with the implementation of early retirement programs **	(2,493)	(19,201)
Other Income (loss), net	(123,049)	(22,545)

Income before income taxes	144,156	364,231	40%

Provision for income taxes	(91,420)	(117,900)
Minority interests	13,538	(16,074)
Equity in earnings (losses) of associated companies	(898)	(9,952)

Net income	¥65,376	¥220,305	30%

Net income, basic
per common share	31.40 yen	103.65 yen
per ADS	31.40 yen	103.65 yen
Net income, diluted
per common share	31.40 yen	103.65 yen
per ADS	31.40 yen	103.65 yen

(Parentheses indicate expenses, deductions or losses.)

* **	See Notes to consolidated financial statements on pages 15-17.

Supplementary Information

(Nine months ended December 31)

	Yen (millions)
	2008	2007
Depreciation (tangible assets)	¥246,768	¥205,052
Capital investment ***	¥352,237	¥309,649
R&D expenditures	¥395,997	¥410,624
Number of employees (Dec. 31)	307,444	305,622

***	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

December 31, 2008

With comparative figures for March 31, 2008

	Yen (millions)
	Dec. 31, 2008	March 31, 2008
Assets
Current assets:
Cash and cash equivalents	¥724,125	¥1,214,816
Time deposits	75,159	70,108
Short-term investments	17,245	47,414
Trade receivables:
Notes	49,357	59,060
Accounts	855,669	1,046,991
Allowance for doubtful receivables	(19,885)	(20,868)
Inventories	927,092	864,264
Other current assets	560,287	517,409

Total current assets	3,189,049	3,799,194

Investments and advances	628,817	842,156
Property, plant and equipment, net of accumulated depreciation	1,713,732	1,757,373
Other assets	1,059,346	1,044,891

Total assets	¥6,590,944	¥7,443,614

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥125,199	¥156,260
Trade payables:
Notes	39,956	37,175
Accounts	719,228	903,379
Other current liabilities	1,319,884	1,464,145

Total current liabilities	2,204,267	2,560,959

Noncurrent liabilities:
Long-term debt	254,936	232,346
Other long-term liabilities	361,084	393,360

Total noncurrent liabilities	616,020	625,706

Minority interests	457,369	514,620

Common stock	258,740	258,740
Capital surplus	1,217,782	1,217,865
Legal reserve	92,318	90,129
Retained earnings	2,924,162	2,948,065
Accumulated other comprehensive income (loss) *	(509,442)	(173,897)
Treasury stock	(670,272)	(598,573)

Total stockholders’ equity	3,313,288	3,742,329

Total liabilities, minority interests and stockholders’ equity	¥6,590,944	¥7,443,614

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	Dec. 31, 2008	March 31, 2008
Cumulative translation adjustments	¥(388,048)	¥(228,792)
Unrealized holding gains (losses) of available-for-sale securities	(54,804)	45,442
Unrealized gains (losses) of derivative instruments	(552)	4,326
Pension liability adjustments	(66,038)	5,127

** See Notes to consolidated financial statements on pages 15-17.

Panasonic Corporation

Consolidated Sales Breakdown *

(Three months ended December 31)

	Yen (billions)
			Percentage 2008/2007
	2008	2007
Digital AVC Networks
Video and audio equipment	¥465.1	¥588.2	79%
Information and communications equipment	404.7	543.1	75%

Subtotal	869.8	1,131.3	77%

Home Appliances	278.5	331.0	84%

PEW and PanaHome	384.8	428.3	90%

Components and Devices	218.8	295.5	74%

Other	128.0	158.5	81%

Total	¥1,879.9	¥2,344.6	80%

Domestic sales	1,023.4	1,138.3	90%
Overseas sales	856.5	1,206.3	71%

(Nine months ended December 31)

	Yen (billions)
			Percentage 2008/2007
	2008	2007
Digital AVC Networks
Video and audio equipment	¥1,427.9	¥1,435.9	99%
Information and communications equipment	1,411.0	1,615.6	87%

Subtotal	2,838.9	3,051.5	93%

Home Appliances	932.5	972.9	96%

PEW and PanaHome	1,222.0	1,277.4	96%

Components and Devices	760.8	881.4	86%

Other	469.5	506.2	93%

JVC	—	180.5	—

Total	¥6,223.7	¥6,869.9	91%

Domestic sales	3,134.1	3,326.1	94%
Overseas sales	3,089.6	3,543.8	87%

*	See Notes to consolidated financial statements on pages 15-17.

Panasonic Corporation

Consolidated Sales Breakdown *

(Nine months ended December 31)

[Overseas Sales by Region]

	Yen (billions)		Percentage 2008/2007
	2008	2007
North and South America	¥840.7	¥1,012.7	83%
Europe	805.4	947.5	85%
Asia and China	1,443.5	1,583.6	91%

Total	¥3,089.6	¥3,543.8	87%

[Domestic/Overseas Sales Breakdown]

	Domestic sales		Overseas sales
	Yen (billions) 2008	Percentage 2008/2007	Yen (billions) 2008	Percentage 2008/2007
Digital AVC Networks
Video and audio equipment	¥407.0	108%	¥1,020.9	97%
Information and communications equipment	691.6	91%	719.4	84%

Subtotal	1,098.6	97%	1,740.3	91%

Home Appliances	515.9	100%	416.6	92%

PEW and PanaHome	983.7	95%	238.3	100%

Components and Devices	267.0	88%	493.8	86%

Other	268.9	96%	200.6	89%

Total	¥3,134.1	94%	¥3,089.6	87%

*	See Notes to consolidated financial statements on pages 15-17.

Panasonic Corporation

Consolidated Information by Business Segment *

(Nine months ended December 31)

By Business Segment:

	Yen (billions)		Percentage 2008/2007
	2008	2007
[Sales]
Digital AVC Networks	¥3,040.2	¥3,267.3	93%
Home Appliances	977.6	1,006.2	97%
PEW and PanaHome	1,361.4	1,409.7	97%
Components and Devices	948.5	1,069.6	89%
Other	821.0	792.2	104%
JVC	—	183.1	—

Subtotal	7,148.7	7,728.1	93%
Eliminations	(925.0)	(858.2)	—

Consolidated total	¥6,223.7	¥6,869.9	91%

[Segment Profit]**
Digital AVC Networks	¥97.9	¥194.4	50%
Home Appliances	65.1	63.1	103%
PEW and PanaHome	46.1	68.4	67%
Components and Devices	54.0	77.3	70%
Other	28.9	47.1	61%
JVC	—	(9.7)	—

Subtotal	292.0	440.6	66%
Corporate and eliminations	(37.5)	(55.2)	—

Consolidated total	¥254.5	¥385.4	66%

* **	See Notes to consolidated financial statements on pages 15-17.

[For Reference]

Panasonic Corporation

Consolidated Information by Business Field (unreviewed)*

(Nine months ended December 31, 2008)

By Business Field**:

Yen (billions)
2008
[Sales]
Digital AVC Networks Solution	¥3,040.2
Solutions for the Environment and Comfortable Living	2,339.0
Devices and Industry Solution	1,769.5

Subtotal	7,148.7
Eliminations	(925.0)

Consolidated total	¥6,223.7

[Business Field Profit]***
Digital AVC Networks Solution	¥97.9
Solutions for the Environment and Comfortable Living	111.2
Devices and Industry Solution	82.9

Subtotal	292.0
Corporate and eliminations	(37.5)

Consolidated total	¥254.5

* ***	See Notes to consolidated financial statements on pages 15-17.
**	For definition of business fields of the Group, see Note 11 of Notes to consolidated financial statements on page 17.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Nine months ended December 31)

	Yen (millions)
	2008	2007
Cash flows from operating activities:
Net income	¥65,376	¥220,305
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	275,260	233,278
Net (gain) loss on sale of investments	(15,546)	(7,956)
Minority interests	(13,538)	16,074
(Increase) decrease in trade receivables	117,157	(67,622)
(Increase) decrease in inventories	(138,064)	(83,032)
Increase (decrease) in trade payables	(96,059)	(45,226)
Increase (decrease) in retirement and severance benefits	(81,284)	(89,594)
Other	10,600	70,451

Net cash provided by operating activities	¥123,902	¥246,678

Cash flows from investing activities:
(Increase) decrease in short-term investments	—	697
Proceeds from disposition of investments and advances	105,671	191,410
Increase in investments and advances	(31,270)	(123,658)
Capital expenditures	(397,121)	(314,668)
Proceeds from sale of fixed assets	19,121	129,857
(Increase) decrease in time deposits	(26,018)	130,091
Purchase of shares of a newly consolidated subsidiary	—	(50,465)
Other	(25,934)	(41,675)

Net cash used in investing activities	¥(355,551)	¥(78,411)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	2,311	(8,476)
Increase (decrease) in deposits and advances from employees	(39)	(109)
Increase (decrease) in long-term debt	(26,682)	(38,304)
Dividends paid	(83,364)	(69,295)
Dividends paid to minority interests	(18,683)	(16,502)
(Increase) decrease in treasury stock	(71,782)	(82,515)
Proceeds from issuance of shares by subsidiaries	—	39,866

Net cash used in financing activities	¥(198,239)	¥(175,335)

Effect of exchange rate changes on cash and cash equivalents	(60,803)	(13,370)
Effect of changes in consolidated subsidiaries	—	(93,441)

Net increase (decrease) in cash and cash equivalents	(490,691)	(113,879)
Cash and cash equivalents at beginning of period	1,214,816	1,236,639

Cash and cash equivalents at end of period	¥724,125	¥1,122,760

*	See Notes to consolidated financial statements on pages 15-17.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3. The company changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date in conformity with the provisions regarding the change in the measurement date of postretirement benefit plan of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106, and 132(R).” With the change in the measurement date, beginning fiscal 2009 balance of “retained earnings” and pension liability adjustments of “accumulated other comprehensive income (loss)” has been reduced by 3,727 million yen and 73,571 million yen, respectively.

4. Comprehensive income was reported as a loss of 196,598 million yen for the nine months ended December 31, 2008. Comprehensive loss includes net income and increases (decreases) in accumulated other comprehensive income (loss) for this period.

5. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6. Victor Company of Japan, Ltd. (JVC) issued and allocated new shares of common stock to third parties on August 10, 2007 for a cash consideration of 35 billion yen. As a result, the company’s shareholding in JVC decreased from 52.4% to 36.8%. JVC and its subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007. JVC and Kenwood Corporation integrated management by establishing JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) as of October 1, 2008 through a share transfer. The company has 24.4% of total issued shares of JVC KENWOOD HD. JVC KENWOOD HD and its subsidiaries became associated companies under the equity method from October 1, 2008.

7. Panasonic and SANYO Electric Co., Ltd. (SANYO), upon the resolutions of the meetings of their respective Boards of Directors held on December 19, 2008, have entered into the capital and business alliance agreement. Panasonic will aim to acquire the majority of the voting rights of SANYO assuming full dilution, by means of a public tender offer bid.

8. As of December 19, 2008, the Board of Directors of the company resolved to issue unsecured straight bonds. The total amount of bonds is up to 400 billions yen and the period of issuance is after January 2009 by public offering in Japan. The purpose of funding is capital expenditures, purchases of investment securities including M&A and working capital.

9. Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

10. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company has changed the transaction between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and Corporate and eliminations of fiscal 2008 has been reclassified to conform to the presentation for fiscal 2009.

Principal internal divisional companies or units and subsidiaries operating in respective segments as of December 31, 2008 are as follows:

Digital AVC Networks

AVC Networks Company*, Panasonic Communications Co., Ltd.

Panasonic Mobile Communications Co., Ltd., Automotive Systems Company*,

System Solutions Company*, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Company*, Lighting Company,

Panasonic Ecology Systems Co., Ltd.*

PEW and PanaHome

Panasonic Electric Works Co., Ltd.*, PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd.,

Energy Company, Motor Company

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.*

Matsushita Battery Industrial Co., Ltd., which used to be a wholly-owned subsidiary, has become an internal divisional company (Energy Company) of Panasonic Corporation as a result of the merger by Panasonic, effective on October 1, 2008.

*	Upon the company name change to Panasonic Corporation, some group companies and divisions have changed their names on October 1, 2008.

Previous Name	Present Name
Panasonic AVC Networks Company	AVC Networks Company
Panasonic Automotive Systems Company	Automotive Systems Company
Panasonic System Solutions Company	System Solutions Company
Matsushita Home Appliances Company	Home Appliances Company
Matsushita Ecology Systems Co., Ltd.	Panasonic Ecology Systems Co., Ltd.
Matsushita Electric Works, Ltd.	Panasonic Electric Works Co., Ltd.
Matsushita Welding Systems Co., Ltd.	Panasonic Welding Systems Co., Ltd.

From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

11. In a new phase of further growth, Panasonic has been accelerating initiatives to achieve global excellence. From fiscal 2009 onward, in order to further clarify its business fields for investors, Panasonic discloses three new business fields of the group which consist of five segments as shown below. Sales and profits by business fields are calculated as the simple total of business segments making up each business field.

Digital AVC Networks Solution

Digital AVC Networks

Solutions for the Environment and Comfortable Living

Home Appliances, PEW and PanaHome

Devices and Industry Solution

Components and Devices, Other

12. Number of consolidated companies: 529 (including parent company)

13. Number of companies reflected by the equity method: 182

Panasonic Group

1. Outline of the Panasonic Group

Described below are the Panasonic Group’s primary business areas, roles of major group companies in respective businesses and relations between major group companies, business fields and business segments.

The Panasonic Group, mainly comprising Panasonic Corporation and 528 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among group companies both in Japan and abroad. As of October 1, 2008, the company changed the name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.” Along with the name change, Panasonic is working on unifying the corporate brands worldwide under the “Panasonic” name. Thus, the company will strengthen the unity of all employees throughout the group and ultimately enhance the value of the “Panasonic” brand globally. And the company will continue our tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for Earth and for the further development of society. Panasonic supplies a full spectrum of electric/electronic equipment and related products, which is categorized into the following five segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other. In a new phase of further growth, Panasonic has been accelerating initiatives to achieve global excellence. From fiscal 2009 onward, in order to further clarify its business fields for investors, Panasonic discloses three new business fields of the group which consist of the aforementioned five segments.

*	Principal internal companies or units and subsidiaries operating in respective segments are shown on page 16.

2. Business Domain Chart	As of Dec. 31, 2008

Notes:	1.	The company absorbed Matsushita Battery Industrial Co., Ltd. on October 1, 2008.
	2.	The companies with an asterisk (*) have changed their names on October 1, 2008, shown as below.

Previous Name	Present Name
Matsushita Electric Industrial Co., Ltd.	Panasonic Corporation
Matsushita Ecology Systems Co., Ltd.	Panasonic Ecology Systems Co., Ltd.
Matsushita Electric Works, Ltd.	Panasonic Electric Works Co., Ltd.
Matsushita Welding Systems Co., Ltd.	Panasonic Welding Systems Co., Ltd.
Matsushita Automation Controls Co., Ltd.	Panasonic Electric Works Automation Controls Co., Ltd.

# # #

Supplemental Consolidated Financial Data for Fiscal 2009

Third Quarter and Nine Months ended December 31, 2008

1. Sales Breakdown

yen (billions)

Fiscal 2009 Third Quarter	Total	09/08	Local currency basis 09/08	Domestic	09/08	Overseas	09/08	Local currency basis 09/08
Video and Audio Equipment	465.1	79%	92%	149.2	98%	315.9	73%	91%
Information and Communications Equipment	404.7	75%	82%	210.2	84%	194.5	67%	81%

Digital AVC Networks	869.8	77%	88%	359.4	89%	510.4	70%	87%
Home Appliances	278.5	84%	91%	175.4	95%	103.1	71%	86%
PEW and PanaHome	384.8	90%	93%	321.5	93%	63.3	78%	96%
Components and Devices	218.8	74%	82%	85.6	78%	133.2	72%	85%
Other	128.0	81%	84%	81.5	88%	46.5	70%	77%

Total	1,879.9	80%	88%	1,023.4	90%	856.5	71%	86%

yen (billions)

Fiscal 2009 Nine Months ended December 31, 2008	Total	09/08	Local currency basis 09/08	Domestic	09/08	Overseas	09/08	Local currency basis 09/08
Video and Audio Equipment	1,427.9	99%	108%	407.0	108%	1,020.9	97%	108%
Information and Communications Equipment	1,411.0	87%	93%	691.6	91%	719.4	84%	94%

Digital AVC Networks	2,838.9	93%	100%	1,098.6	97%	1,740.3	91%	102%
Home Appliances	932.5	96%	100%	515.9	100%	416.6	92%	102%
PEW and PanaHome	1,222.0	96%	98%	983.7	95%	238.3	100%	112%
Components and Devices	760.8	86%	92%	267.0	88%	493.8	86%	94%
Other	469.5	93%	95%	268.9	96%	200.6	89%	94%

Total	6,223.7	91%	96%	3,134.1	94%	3,089.6	87%	97%

Notes:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

2. Overseas Sales by Region

yen (billions)

	Fiscal 2009 Third Quarter			Fiscal 2009 Nine Months ended December 31, 2008
		09/08	Local currency basis 09/08		09/08	Local currency basis 09/08
North and South America	256.0	72%	86%	840.7	83%	94%
Europe	230.1	67%	88%	805.4	85%	95%
Asia	189.5	69%	87%	730.4	85%	97%
China	180.9	78%	83%	713.1	98%	103%

Total	856.5	71%	86%	3,089.6	87%	97%

3. Sales by Products

<Consolidated>	yen (billions)

Product Category	Products	Fiscal 2009
		Third Quarter		Nine Months ended December 31
		Sales	09/08	Sales	09/08
Digital AVC Networks	VCRs	14.0	54%	63.3	77%
	Digital cameras	49.5	68%	177.2	89%
	TVs	276.4	80%	841.9	105%
	Plasma TVs	169.1	75%	487.5	97%
	LCD TVs	87.9	102%	286.8	139%
	DVD recorders	45.6	99%	109.9	107%
	Audio equipment	27.3	66%	79.6	75%
	Information equipment	263.7	73%	924.1	85%
	Communications equipment	141.0	79%	486.9	93%
	Mobile communications equipment	72.0	88%	251.0	102%
Home Appliances	Air conditioners	40.6	83%	204.0	99%
	Refrigerators	25.0	98%	88.3	102%
Components and Devices	General components	79.0	68%	287.9	83%
	Semiconductors *	92.6	81%	336.6	98%
	Batteries	72.6	89%	225.0	93%
Other	FA equipment	23.0	54%	125.5	79%

*	Information for semiconductors is on a production basis.

Note:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

4. Segment Information

<Consolidated>	yen (billions)

	Fiscal 2009 Third Quarter					Fiscal 2009 Nine Months ended December 31
	Sales	09/08	Segment Profit	% of sales	09/08	Sales	09/08	Segment Profit	% of sales	09/08
Digital AVC Networks	937.3	78%	-4.9	-0.5%	—	3,040.2	93%	97.9	3.2%	50%
Home Appliances	292.0	86%	18.2	6.2%	70%	977.6	97%	65.1	6.7%	103%
PEW and PanaHome	432.7	92%	10.4	2.4%	38%	1,361.4	97%	46.1	3.4%	67%
Components and Devices	278.3	78%	5.0	1.8%	18%	948.5	89%	54.0	5.7%	70%
Other	222.4	89%	0.1	0.0%	1%	821.0	104%	28.9	3.5%	61%

Total	2,162.7	82%	28.8	1.3%	16%	7,148.7	93%	292.0	4.1%	66%
Corporate and eliminations	-282.8	—	-2.4	—	—	-925.0	—	-37.5	—	—

Consolidated total	1,879.9	80%	26.4	1.4%	16%	6,223.7	91%	254.5	4.1%	66%

Notes:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

5. Financial Data for the Primary Domain Companies

(Business Domain Company Basis)

<Sales, Domain Company Profit (Production Division Basis), and Capital Investment * >

Fiscal 2009 Third Quarter	yen (billions)

	Sales		Domain Company Profit			Capital Investment
		09/08		09/08	% of Sales		09-08
AVC Networks Company	519.4	85%	-23.4	—	-4.5%	50.0	+24.1
Panasonic Mobile Communications Co., Ltd.	85.7	85%	6.7	160%	7.8%	0.8	-0.3
Panasonic Electronic Devices Co., Ltd.	92.7	70%	-2.0	—	-2.1%	8.8	+0.3
Factory Automation Business	25.6	55%	-4.7	—	-18.5%	0.5	0.0

Fiscal 2009 Nine Months ended December 31, 2008	yen (billions)

	Sales		Domain Company Profit			Capital Investment
		09/08		09/08	% of Sales		09-08
AVC Networks Company	1,602.4	103%	12.5	13%	0.8%	146.6	+43.7
Panasonic Mobile Communications Co., Ltd.	294.9	96%	28.0	549%	9.5%	2.8	+0.2
Panasonic Electronic Devices Co., Ltd.	338.1	86%	15.1	47%	4.5%	27.8	+1.8
Factory Automation Business	137.6	80%	10.6	38%	7.7%	1.5	-1.5

*	These figures are calculated on an accrual basis.

6. Capital Investment by Segments *

<Consolidated>	yen (billions)

	Nine Months ended December 31, 2008
		09-08
Digital AVC Networks	176.9	+35.5
Home Appliances	36.0	+2.4
PEW and PanaHome	29.1	+0.1
Components and Devices **	92.3	-4.2
Other	17.9	+11.7
JVC	—	-3.0

Total	352.2	+42.5

<** semiconductors only>	< 39.7 >	< -0.9 >

*	These figures are calculated on an accrual basis.

Notes:	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

7. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2008			Fiscal 2009
	Third Quarter	Nine Months ended December 31	Full Year	Third Quarter	Nine Months ended December 31
U.S. Dollars	¥115	¥117	¥115	¥104	¥104
Euro	¥161	¥159	¥160	¥155	¥158

<Rates Used for Consolidation>

	Fiscal 2008			Fiscal 2009
	Third Quarter	Nine Months ended December 31	Full Year	Third Quarter	Nine Months ended December 31
U.S. Dollars	¥113	¥117	¥114	¥96	¥103
Euro	¥164	¥163	¥162	¥127	¥151

<Foreign Currency Transaction> *	(billions)

	Fiscal 2008			Fiscal 2009
	Third Quarter	Nine Months ended December 31	Full Year	Third Quarter	Nine Months ended December 31
U.S. Dollars	US$0.7	US$1.9	US$2.5	US$0.6	US$2.1
Euro	€0.3	€0.9	€1.2	€0.4	€1.2

*	These figures are based on the net foreign exchange exposure of the company.

8. Number of Employees

<Consolidated>				(persons	)

	End of December 2007	End of March 2008	End of September 2008	End of December 2008
Domestic	136,042	135,563	134,481	132,715
Overseas	169,580	170,265	179,113	174,729

Total	305,622	305,828	313,594	307,444

Quarterly segment information for the past two years is shown on the company’s website (http://panasonic.net/ir/).